UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO RULE 13D-1(a) AND AMENDMENT THERETO FILED PURSUANT TO RULE 13D-2

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             Sentra Consulting Corp.
                             -----------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                   81731G 10-0
                                   -----------
                                 (CUSIP Number)

                         David Lubin & Associates, PLLC
                            26 East Hawthorne Avenue
                          Valley Stream, New York 11580
                                 (516) 887-8200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 21, 2007
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Philip Septimus
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    564,000 shares of common stock
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           564,000 shares of common stock
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     564,000 shares of common stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Bonnie Septimus
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    8,420,000 shares of common stock
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           8,420,000 shares of common stock
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,420,000 shares of common stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Abigail Septimus
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    564,000 shares of common stock
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           564,000 shares of common stock
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     564,000 shares of common stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Aliza Septimus
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    564,000 shares of common stock
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           564,000 shares of common stock
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     564,000 shares of common stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Chana Septimus
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    564,000 shares of common stock
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           564,000 shares of common stock
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     564,000 shares of common stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Michal Septimus-Hackel
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    564,000 shares of common stock
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           564,000 shares of common stock
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     564,000 shares of common stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Talia Septimus
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    564,000 shares of common stock
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           564,000 shares of common stock
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     564,000 shares of common stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Zvi Septimus
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    564,000 shares of common stock
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           564,000 shares of common stock
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     564,000 shares of common stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

This Amendment No. 1 (this "Amendment") amends and supplements the statement on
Schedule 13D filed with the Securities and Exchange Commission (the "SEC") by Philip Septimus; Bonnie Septimus; Abigail Septimus; Aliza Septimus; Chana Septimus; Michal Septimus-Hackel; Talia Septimus; and Zvi Septimus with respect to Sentra Consulting Corp. filed on July 10, 2007 (the "Schedule 13D"). Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

Security:         Common Stock, $.001 par value
                  Series A Convertible Preferred Stock
                  Series B Convertible Preferred Stock

Issuer:           Sentra Consulting Corp. (the "Issuer")
                  15 Hoover Street
                  Inwood, New York 11096

Item 2. Identity and Background.

Items 2(a) and 2(b) of the Schedule 13D are hereby deleted in their entirety and the following is inserted in lieu thereof:

      (a) This statement is being filed jointly by the following persons: Philip Septimus, the Issuer's former President, and its current Secretary and Chairman ("Mr. Septimus"); Bonnie Septimus, the Issuer's former Treasurer, Secretary, and a current Director ("Mrs. Septimus"); Abigail Septimus; Aliza Septimus; Chana Septimus; Michal Septimus-Hackel; Talia Septimus; and Zvi Septimus (are each and collectively referred to as the "Reporting Persons").

      (b) The residence or business address of each of the Reporting Persons is c/o Sentra Consulting Corp. 15 Hoover Street, Inwood, NY 11580.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by adding the following at the end of such item:

      On October 8, 2007, the Issuer issued a promissory note to Mrs. Septimus in exchange for a loan to the Issuer of up to $1,500,000. This note is convertible into shares of the Issuer's Series B Convertible Preferred Stock (the "Series B Preferred") at $1,000 per share. As of December 26, 2007, Mrs. Septimus loaned the Issuer $1,500,000 in accordance with the note from her personal funds. The note is convertible into 1,500 shares of Series B Preferred. As of January 15, 2008, each share of Series B Preferred held by Mrs. Septimus is convertible into shares of the Issuer's common stock at $0.25 per share, for an aggregate of 6,000,000 shares of common stock. The source of the funds used by Mrs. Septimus to make such loans was her personal funds.

      Each holder of shares of Series B Convertible Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which such shares of Series B Convertible Preferred Stock could be converted and shall have voting rights and powers equal to the voting rights and powers of the common stock and shall vote together with the common stock as a single class.

      On December 21, 2007, the Issuer, Karat Platinum LLC and each of the members of Karat Platinum entered into an Exchange Agreement. Pursuant to the agreement, each of the Reporting Persons exchanged their membership interests in Karat Platinum LLC for such respective of amounts of shares of the Issuer's common stock as follows:

      a)       Bonnie Septimus            2,070,000
      b)       Philip Septimus            30,000
      c)       Aliza Septimus             30,000
      d)       Abigail Septimus           30,000
      e)       Chana Septimus             30,000
      f)       Michal Septimus-Hackel     30,000
      g)       Talia Septimus             30,000
      h)       Zvi Septimus               30,000

      Between January 7, 2008 and January 14, 2008, the Issuer accepted subscriptions for shares of its Series A Convertible Preferred Stock ("Series A Preferred"). Each of the Reporting Persons, with the exception of Mrs. Septimus, subscribed for 71 shares of Series A Preferred Stock, for an aggregate of 497 shares of Series A Preferred stock, and includes a subscription for such shares by Mr. Septimus, the Company's Secretary and Chairman. The purchase price paid to the Company for such shares was $1,000 per share, amounting in the aggregate to $497,000. Each of the Reporting Person used their personal funds to purchase their respective shares of Series A Preferred.

      Each share of Series A Preferred is convertible into shares of common stock at the option of the holder thereof at a conversion price of $0.25 per share. All subscriptions for shares of Series A Preferred were evidenced by a subscription agreement, in which the subscribers represented to the Company that the subscriber is an accredited investor (as such term is defined under Rule 501 of Regulation D), and the transaction did not involve any form of general solicitation or advertising.

      Each holder of shares of Series A Convertible Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which such shares of Series A Convertible Preferred Stock could be converted and shall have voting rights and powers equal to the voting rights and powers of the common stock and shall vote together with the common stock as a single class.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

      In addition to those shares of the Issuer's common stock previously disclosed in the Schedule 13D, the Reporting Persons, described above, each acquired their respective shares of Series A Preferred and Series B Preferred discussed above for investment purposes. Further, each of the Reporting Persons acquired shares of the Issuer's common stock in such respective amounts as set forth above, which were issued in exchange for each of their respective membership interests in Karat Platinum LLC.

      None of the Reporting Persons has any present plans or proposals which would result or relate to any of the transactions described in subparagraphs (a) through (j) of Section 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Items 5(a), 5(c) and 5(e) of the Schedule 13D are hereby deleted in their entirety and the following is inserted in lieu thereof:

      (a) The Issuer had 33,175,000 issued and outstanding shares of common stock on January 15, 2008. As disclosed above, Mr. Septimus is the beneficial owner of 564,000 shares (representing 1.7%) of the issued and outstanding common stock of the Issuer. Mrs. Septimus is the beneficial owner of 8,420,000 shares (representing 21.5%) of the issued and outstanding shares of the Issuer. Abigail Septimus is the beneficial owner of 564,000 shares (representing 1.7%) of the issued and outstanding common stock of the Issuer. Aliza Septimus is the beneficial owner of 564,000 shares (representing 1.7%) of the issued and outstanding common stock of the Issuer. Chana Septimus is the beneficial owner of 564,000 shares (representing 1.7%) of the issued and outstanding common stock of the Issuer. Michal Septimus-Hackel is the beneficial owner of 564,000 shares (representing 1.7%) of the issued and outstanding common stock of the Issuer. Talia Septimus is the beneficial owner of 564,000 shares (representing 1.7%) of the issued and outstanding common stock of the Issuer. Zvi Septimus is the beneficial owner of 564,000 shares (representing 1.7%) of the issued and outstanding common stock of the Issuer.

      (c) Other than the acquisition of their respective shares reported herein, none of the Reporting Persons has effected any transactions in the shares of the Issuer during the past 60 days.

      (e) On December 21, 2007, Philip Septimus, Abigail Septimus, Aliza Septimus, Chana Septimus, Michal Septimus-Hackel, Talia Septimus and Zvi Septimus each ceased to be the beneficial owners of more than five percent of the common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

      Mr. Septimus is the Issuer's former President and is currently its Secretary and Chairman. Mrs. Septimus is the Issuer's former Treasurer and Secretary and is currently a Director. Mr. Septimus, Abigail Septimus, Aliza Septimus, Chana Septimus, Michal Septimus-Hackel, Talia Septimus, and Zvi Septimus are siblings and are the children of Mrs. Septimus.

      Upon the exchange of their respective membership interests in Karat Platinum LLC for the Issuer's common stock, each of the Reporting Persons entered into a Lock-Up Agreement with the Issuer whereby each agreed that until December 21, 2009, they will not sell any of the shares of common stock of the Issuer each received in exchange for their respective membership interests in Karat Platinum LLC. Although the Lock-Up Agreement provides for customary exceptions for transfers to family members and gifts, each transferee must agree to be bound by the transfer restrictions of the Lock-Up Agreement. In addition, the provisions of the agreement could be waived, upon the approval of 80% of the Board of Directors of the Issuer.

      In addition, in connection with each of the Reporting Persons' subscriptions for shares of the Issuer's Series A Preferred Stock, each Reporting Person executed a subscription agreement in the form annexed as
Exhibit 4.3 to the Issuer's Current Report on Form 8-K filed with the SEC on August 24, 2007.

      Other than the relationships between the Reporting Persons, the Lock-Up Agreement and the Subscription Agreements, there are no other contracts, arrangements, understandings or other relationships by or among the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

99.1 Joint Filing Agreement between the Reporting Persons dated July 8, 2007 (Filed as Exhibit 99.1 to the Schedule 13D).

99.2 Form of Series A Convertible Preferred Stock subscription agreement (Filed as Exhibit 10.1.1 to the Issuer's Current Report on Form 8-K filed with the SEC on August 24, 2007).

99.3  Form of Lock-Up Agreement dated December 21, 2007.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 18, 2008

                                                /s/ Philip Septimus
                                                --------------------------------
                                                Name: Philip Septimus


                                                /s/ Bonnie Septimus
                                                --------------------------------
                                                Name: Bonnie Septimus


                                                /s/ Abigail Septimus
                                                --------------------------------
                                                Name: Abigail Septimus


                                                /s/ Aliza Septimus
                                                --------------------------------
                                                Name: Aliza Septimus


                                                /s/ Chana Septimus
                                                --------------------------------
                                                Name: Chana Septimus


                                                /s/ Michal Septimus-Hackel
                                                --------------------------------
                                                Name: Michal Septimus-Hackel


                                                /s/ Talia Septimus
                                                --------------------------------
                                                Name: Talia Septimus


                                                /s/ Zvi Septimus
                                                --------------------------------
                                                Name: Zvi Septimus


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).